May 31, 2017

Ms. Michelle Miller
Staff Accountant
United States Securities and Exchange Commission
Division of corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Sterling Bancorp
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 27, 2017
Form 10-Q for the Quarterly Period Ended March 31, 2017
Filed April 28, 2017
File No. 001-35385

Dear Ms. Miller:

We are writing in response to your letter dated May 23, 2017 with respect to the review by the staff of the Division of Corporation Finance ( the “Staff”) of the U.S. Securities and Exchange Commission of Sterling Bancorp’s (the “Company”) above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed on February 27, 2017, and the Quarterly Report on Form 10-Q for the three months ended March 31, 2017, which was filed on April 28, 2017. Our responses to your comments are provided below. For your convenience, we have restated the text of your comments.

This letter has been filed via EDGAR, tagged as “CORRESP.”

In providing these responses, the Company acknowledges that:

• The Company is responsible for the adequacy and accuracy of the disclosure in the filings.
• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.
• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for the Quarterly Period Ended March 31, 2017

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Supplemental Reporting of Non-GAAP Financial Measures, page 64

1.	You added purchase accounting adjustments to the allowance for loan losses to derive total valuation balances recorded against portfolio loans. Please address the following:

•	Tell us how adding purchase accounting adjustments to the allowance for loan losses provides useful information to investors in evaluating the risk of credit losses in your loan portfolio;

Response: In accordance with generally accepted accounting principles, the Company is required to estimate the fair value of loans acquired in business combinations which includes an estimate of life of loan losses. The purchase accounting adjustment related to the fair value of loans is recorded as a discount to the acquired loan portfolio balances. Based on the performance of the loan portfolios acquired by the Company in prior merger transactions, in our experience, the majority of the purchase accounting adjustments are typically accreted to interest income over the life of the loan. However, in instances in which an acquired loan is subsequently charged-off, either partially or fully, a portion of the initial purchase accounting adjustment may be debited when the loan balance is credited.

The Company’s intent in adding purchase accounting adjustments to the allowance for loan losses is not to provide information to investors for evaluating the risk of credit losses in the Company’s loan portfolio. The addition of this disclosure is intended to inform investors that in addition to the allowance for loan losses, purchase accounting adjustments in connection with business combinations have also been recorded to reduce the carrying value of the loan portfolio which are available to absorb potential future losses on acquired portfolio loans. The Company’s allowance for loan losses footnote disclosure includes details on the segmentation of the Company’s loan portfolio between originated loans and acquired loans, and the allowance for loan losses recorded to support originated loans.

•
Tell us how you considered prepayment risk with regard to the acquired loan portfolio which could reduce the adjusted allowance for loan losses available to the total portfolio loans including the related coverage ratio; and

Response: At the closing of our prior business combinations we engaged a third-party to assist management with the calculation of the fair value of the acquired loans. The fair value calculations prepared by this third-party and adopted by management incorporated a prepayment assumption into each individual loan pool. This prepayment assumption generated cash flow estimates, which combined with the loan pool characteristics were used to calculate future loss estimates from which the remaining cash flows were discounted back to the business combination date. The disclosure reflects that the balance of the remaining purchase accounting adjustments decline over time mainly due to the accretion of the fair value into income and that over the same time period, loans that were previously subject to purchase accounting adjustments as part of the acquired loan portfolio become subject to the allowance for loan losses as part of the originated portfolio. We believe providing this information to investors enables the identification of balances recorded on the Company’s balance sheet that are available to absorb losses on originated and acquired portfolio loans.

•
Tell us how you considered Question 100.04 of the Compliance & Disclosure Interpretations issued on May 17, 2016 since GAAP requires that these purchase accounting adjustments be accreted to interest income over the remaining life of the loan and therefore adding these adjustments to the allowance for loan losses would appear to represent a tailored accounting principle

Response: The Answer to Question 100.04, states in part, “Other measures that use individually tailored recognition and measurement methods for financial statement line items other than revenue may also violate Rule 100(b) of Regulation G.” The Company’s intent with the information included in this disclosure is to enable investors to readily identify balances recorded on the Company’s balance sheet that are available to absorb losses on originated and acquired portfolio loans. As the purchase accounting adjustments are accreted to interest income over the life of the loan, the purchase accounting balances are reduced. Based on the Company’s quarterly analysis of the adequacy of the allowance for loan losses, provision expense is recorded to increase the allowance to an appropriate amount in accordance with GAAP, which will include an allowance recorded to support acquired loan balances that have subsequently become part of the originated loan portfolio. The Company believes that adding the allowance for loans losses and purchase accounting adjustments in connection with this non-GAAP reconciliation is an provides investors a more accurate representation of the allowances and purchase accounting adjustments available to absorb potential future credit losses in the loan portfolio.

* * *

We appreciate the Staff’s attention to the Company’s filings and the opportunity to provide the foregoing responses to the Staff’s comments. Should you have any questions concerning the foregoing, please do not hesitate to call me at (845) 369-8040.

Sincerely,

/s/ Luis Massiani

Luis Massiani
Senior Executive Vice President
and Chief Financial Officer